UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from .... to ....

Commission File Number 0-7422

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SMSC 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STANDARD MICROSYSTEMS CORPORATION

80 Arkay Drive
Hauppauge, New York 11788

SMSC 401(K) SAVINGS PLAN

PLAN # : 001 EIN # : 11-2234952

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm 3

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2006 and 2005 4

Statement of Changes in Net Assets Available
for Benefits for the year ended December 31, 2006 5

Notes to Financial Statements... 6 - 13

Supplemental Schedules*:

Schedule I – Schedule of Delinquent Participant Contributions 14
Schedule H – Line 4(a)

Schedule II – Schedule of Assets (Held at End of Year)..15
Schedule H – Line 4(i)

Schedule III – Schedule of Reportable Transactions 16
Schedule H – Line 4(j)

Exhibits:

Exhibit No. 23.1 – Consent of Independent Registered Public Accounting Firm..................18

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of
SMSC 401(k) Savings Plan
Hauppauge, New York

We have audited the accompanying statements of net assets available for benefits of SMSC 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions, assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
June 22, 2007

SMSC 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2006 and 2005

	2006	2005
ASSETS		
Investments:		
Cash and cash equivalents	$ 396	$ 229
Investments, at fair value	52,182,750	41,960,748
Participant loans	493,656	275,478
Total assets	52,676,802	42,236,445
Receivables:		
Employer contributions	164,548	134,823
Participant contributions	142,018	88,951
Other	8,503	8,571
Total receivables	315,069	232,345
Net assets reflecting all investments at fair value	52,991,871	42,468,800
Adjustment from fair value to contract value for fully benefit responsive contracts	60,222	44,691
NET ASSETS AVAILABLE FOR BENEFITS	$ 53,052,093	$ 42,513,491

The accompanying notes are an integral part of these financial statements.

SMSC 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2006

ADDITIONS:	
Investment income	
Net appreciation in fair value of investments	$ 2,028,306
Interest and dividends	1,279,963
Total investment income	3,308,269
Contributions	
Participant contributions	4,212,370
Rollover contributions	546,133
Employer matching contributions	1,657,753
Total contributions	6,416,256
Total additions	9,724,525
DEDUCTIONS:	
Benefit payments	(2,380,745)
Administrative expenses	(2,430)
Total deductions	(2,383,175)
Net Increase Prior to Merger	7,341,350
Merger from Oasis 401(k) Plan (Note 10)	3,197,252
NET INCREASE	10,538,602
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	42,513,491
END OF YEAR	$ 53,052,093

The accompanying notes are an integral part of these financial statements.

1) Description of Plan

The following description of the SMSC (the "Company", "Standard Microsystems Corporation" or "Employer") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Effective February 15, 2006, the Plan's name was changed to the SMSC 401(k) Savings Plan from the Standard Microsystems Corporation Incentive Savings and Retirement Plan.

The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Purpose and Eligibility: The Plan was established on June 23, 1982 primarily to help provide additional security for eligible employees' retirement. The Plan was established under sections 401(a) and 401(k) of the Internal Revenue Code which, among other provisions, allow for the deferral of income taxes on amounts contributed.

Participation can begin on the first day of any calendar month after the attainment of age 21 and completion of three months of service, as defined in the Plan provisions.

Participant Accounts: The value of each participant's account equals the participant's contributions, the Company's contributions, net earnings, forfeitures allocated in accordance with the Plan provisions, and current value adjustments.

Participant Contributions: Each eligible participant may make qualified participant contributions from 1% - 100% of his or her pre-tax salary. These participant contributions are subject to certain statutory and regulatory limitations and could not exceed $15,000 for the year ended December 31, 2006. Participant contributions are allocated by each employee among twenty-three investment funds (including SMSC Common Stock) in 1% increments.

Participants that are at least age 50 and have contributed the maximum plan limit stated above may also elect to contribute catch-up contributions which could not exceed $5,000 in 2006.

Additionally, participants may also make rollover contributions of pre-tax and post-tax distributions from other qualified plans. Catch-up and rollover contributions are not matched by the Company.

1) Description of Plan (continued)

Employer Contributions: The Company may, at its discretion, make matching contributions to the Plan in cash or SMSC Common Stock equal to 66.667% of each participant's qualified participant contribution (up to a maximum participant contribution of 6% of earnings), subject to certain statutory and regulatory limitations. The Company reviews the match computation in each calendar year to make sure that participants receive their proper match contributions, and adjustments are made accordingly. In addition, the Company may, at its discretion, make an additional profit sharing contribution which, if made, is allocated pro rata to participants on the basis of their earnings. No profit sharing contributions were made to the Plan for the year ended December 31, 2006.

Benefits and Vesting: Upon the death, retirement or total and permanent disability of a participant while in the employ of the Company, the participant's entire account (including the participant's share of the Employer's contributions) becomes 100% vested.

If a participant's employment with the Company is terminated for any other reason, the participant is entitled to receive, in full, the portion of his or her account attributable to participant contributions, and is also entitled to receive a portion of their account attributable to employer contributions based upon the following schedule:

Years of Service	Percentage Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

The unvested portion of a former participant's account will be allocated to the remaining participants as discussed in "Forfeitures" below. A separated participant may elect to defer distribution of his or her benefit if the benefit exceeds $1,000. In such event, the benefit remains invested in the Plan and continues to participate in Plan earnings. If a separated participant's accumulated benefit is below $1,000, the balance will be automatically distributed.

1) Description of Plan (continued)

Separated participants who subsequently become eligible employees before having incurred five consecutive one year breaks in service, shall have the amount forfeited restored to their matching contribution account provided they repay the total amount distributed to them within five years of receiving such distribution. Such restoration shall be made from available forfeitures or from additional Employer contributions at the election of the Company. Rehired participants are recredited with all previous years of service.

Participant Loans: The Plan permits participants who are active employees of the Company to borrow up to 50% of the vested account balance subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in the participant's account and bear interest as determined by the plan administrator based on the prevailing interest rates in the market at the time the loan was made. Loans must be repaid within a maximum of five years, unless the loan is used to acquire a dwelling unit which is to be used as the participant's principal residence, in which case it may be repaid over a period not to exceed fifteen years. Participant loans outstanding at December 31, 2006 were at interest rates ranging from 5.00% - 9.25%.

Hardship Withdrawals: In case of serious financial hardship, as defined by the Plan, participants may be eligible to receive an emergency withdrawal of their pre-tax contributions.

Forfeitures: Forfeitures by former participants are reallocated to the accounts of those participants who made participant contributions during the Plan year in the proportion of each participant's contributions (up to 6%), when compared to the total of all participant's contributions (up to 6%), provided the participant was active on the last day of the Plan year. During the year ended December 31, 2006, $38,706 in non-vested account balances were forfeited by former participants. Such amounts were reallocated to active participants in Plan year 2007.

2) Summary of Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Contributions: Participant contributions are recorded in the period payroll deductions are made. Company contributions are recorded in the same period.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates relates to the value of investments. Actual results could differ from those estimates.

Investment Valuation: The Plan's investments in mutual funds are stated at fair value based on the latest quoted net asset value per share in an active market. The Plan's investment in SMSC Common Stock is stated at fair value as determined by the latest quoted market price on its principal exchange as of year-end. Investments in the common collective trust are valued at estimated fair value based upon the net asset value of the shares held by the Plan, as determined by the plan custodian. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade date basis. Dividends are recorded on an ex-dividend date. Interest income is recorded on an accrual basis.

Concentration of Credit Risk: At December 31, 2006 and 2005 approximately 32% and 39% of the Plan's assets were invested in Standard Microsystems Corporation common stock.

Adoption of New Accounting Standard: Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FASB Staff Position (FSP) modifies the accounting and reporting requirements for defined contribution plans' direct and indirect investments in fully benefit-responsive investment contracts, and provides a revised definition of fully benefit-responsive investment contracts. A Plan's indirect investment in fully benefit-responsive contracts includes investments in stable value funds which include fully benefit-responsive contracts as underlying investments of the fund. For the 2006 Plan year end and each prior year presented comparatively in the financial statements, the FSP requires direct and indirect investments in fully benefit-responsive contracts to be reported at estimated fair values, the presentation of a new financial statement caption reflecting net assets with all investments at fair value, and a separate caption that presents the difference between net assets with all investments at fair value and net assets available for benefits. The FSP does not change previous reporting standards requiring net assets available for benefits to reflect fully benefit-responsive contracts at contract value. Accordingly, the adoption of the FSP does not affect the Plan's net assets available for benefits or changes in net assets available for benefits.

(Continued)

Pursuant to the requirements of the FSP, the Plan's direct and indirect investments in fully-benefit responsive contracts are presented at fair value in the investments caption on the 2006 and 2005 statements of net assets available for benefits. Accordingly, the Plan's investments as of December 31, 2005 have decreased by $44,691 from the amount previously reported. The decrease in the amount reported for Plan investments as of December 31, 2005, is completely offset by an adjustment which increases net assets reflecting investments at fair value to net assets available for benefits.

3) Risks and Uncertainties

The Plan provides for various investment options, which may include various combinations of stocks, bonds, other fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, including SMSC stock, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Company common stock held by the Plan as of December 31, 2006 has been valued at its quoted market price as of the 2006 financial statement date of $27.98 per share.

4) Plan Administration

Management: Pursuant to the terms of the Plan:

a) The Board of Directors of the Company established the Plan Committee to act as the Company's agent to administer the Plan. The Plan Committee consists of members of the Company's management.

b) The Charles Schwab Trust Company (the "Trustee") is the custodian of the Plan's property and funds. Under the terms of the Plan and trust agreement, securities credited to the participants' accounts are registered in the name of the Trustee. The Trustee, in accordance with participant instructions, votes securities issued by the Company. If, however, a participant does not provide the Trustee with instructions in a timely manner, the Trustee will vote such shares at its own discretion.

Expenses: Substantially all of the expenses of administrating the Plan are paid by the Company and, therefore, are not reflected in the financial statements of the Plan.

(Continued)

5) Investments

The following are investments that represent 5 percent or more of the Plan's net assets as of December 31, 2006 and 2005:

	2006	2005
Investments at fair value based on quoted market price:		
SMSC Common Stock *	$ 16,708,341	$ 16,487,684
Excelsior Value & Restructuring	2,740,916	-
Gabelli Growth Fund	-	3,824,289
Growth Fund of America R3	6,688,379	-
Janus Adviser Balanced Portfolio	-	2,175,048
Schwab 1000 Fund	3,978,206	2,414,356
Selected American Fund	2,813,148	2,445,447
T Rowe Price Capital Appreciation	3,178,441	-
Weitz Value Fund	-	2,150,896
Investments at contract value:		
Schwab Stable Value Fund	4,624,608	4,219,097

* Includes nonparticipant-directed

During 2006, the Plan's investments appreciated in value by $2,028,306 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

SMSC Common Stock	$ (303,756)
Mutual Funds	2,147,134
Common Collective Trust	184,928
	$ 2,028,306

At December 31, 2006 and 2005 the Plan held 597,153 and 574,684 shares of SMSC common stock, respectively.

6) Nonparticipant-Directed Investments

Participants, at their discretion, may invest their contributions in any or all of the twenty-three investment fund options offered under the Plan (including SMSC Common Stock). However, all Employer's contributions to the Plan are automatically invested in SMSC Common Stock. As of December 31, 2006 and 2005, the net assets of the Plan invested in SMSC Common Stock (including participant-directed and nonparticipant directed balances) were $16,708,341 and $16,487,684, respectively. The components of the change in the SMSC common stock held by the Plan during 2006 were as follows:

Year Ended December 31,	2006
Changes in Net Assets:	
Contributions	$ 1,846,240
Net appreciation	(319,143)
Transfers to participant directed investments	(459,351)
Realized gain on investments	15,387
Benefit payments	(862,476)
Net Change	$ 220,657

7) Termination of the Plan

Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or discontinue the Plan at any time, or to reduce, suspend or discontinue payments to be made by the Company to the Plan. Upon termination of the Plan or discontinuance of payments, the account of each participant (including the participant's share of the Employer's contributions) shall become fully vested, regardless of length of service.

8) Income Tax Status

On June 28, 2001, the Internal Revenue Service issued a favorable determination letter with regard to the tax-qualified status of the Plan, and therefore, the related trust is exempt from tax. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain the Plan's qualified status. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(Continued)

9) Party-in-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has investments in SMSC Common Stock (see notes 5 and 6), and these transactions also qualify as party-in-interest transactions, as SMSC is the Plan sponsor. The Plan also has investments in participant loans which qualify as party-in-interest transactions.

10) Plan Merger

The transfer of assets of The Oasis Siliconsystems, Inc. 401(k) Profit Sharing Plan into the SMSC 401(k) Savings Plan was initiated on March 31, 2006 and finalized in April 2006.

11) Subsequent Events

Pursuant to the Pension Protection Act of 2006 "PPA", effective January 1, 2007, the Plan was amended to allow participants to diversify out of SMSC Stock after the completion of 2 years of service, rather than the statutory 3-year period of time. Furthermore, any participant who attains age 55 may diversify out of SMSC Stock irrespective of years of service.

Effective January 1, 2007, the Plan was also amended to allow participants to make after-tax Roth contributions to the Plan.

SMSC 401(k) Savings Plan
PLAN # : 001 EIN # : 11-2234952
SCHEDULE H – Line 4(a)
Schedule of Delinquent Participant Contributions

Year Ended December 31, 2006

Participant Contributions of the Current Plan Year Not Deposited Into the Plan within the Time Period Described in 29 CFR 2510.3-102	$ 147,307
Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	--
Total Delinquent Participant Contributions (Line 4a of Schedule H)	147,307
Less: Amount Fully Corrected Under the DOL's Voluntary Fiduciary Correction Program (VFC) and PTE 2002-51	--
Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$ 147,307 [1]

[1] The Plan sponsor has corrected $147,307 outside of the VFC Program.

SMSC 401(k) Savings Plan
PLAN # : 001 EIN # : 11-2234952
SCHEDULE H – Line 4(i)
Schedule of Assets (Held at End of Year)

As of December 31, 2006

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
	American Fund Income Trust	Mutual Fund		205,371
	Barclays Global Investors LP	Mutual Fund		35,438
	Barclays Global Investors LP 2010	Mutual Fund		10,984
	Barclays Global Investors LP 2020	Mutual Fund		49,910
	Barclays Global Investors LP 2030	Mutual Fund		260,051
	Barclays Global Investors LP 2040	Mutual Fund		473,554
	Buffalo Small Cap	Mutual Fund		998,353
	Dreyfus MidCap Index Fund	Mutual Fund		313,558
	Excelsior Value & Restructuring	Mutual Fund		2,740,916
	Federated GNMA Institutional	Mutual Fund		1,706,182
	Goldman Sachs Mid Cap Value A	Mutual Fund		324,220
	Growth Fund of America R3	Mutual Fund		6,688,379
	Harbor International Inv	Mutual Fund		2,487,181
	Laudus International Market Master	Mutual Fund		2,036,644
	Mainstay Small Cap Opportunity	Mutual Fund		398,327
	Phoenix-Duff Real Estate Sec A	Mutual Fund		763,050
	PIMCO Total Return D	Mutual Fund		250,702
	Rainer Small/Mid Cap Equity	Mutual Fund		1,197,408
*	Schwab 1000 Fund	Mutual Fund		3,978,206
	Selected American Fund	Mutual Fund		2,813,148
	T Rowe Price Capital Appreciation	Mutual Fund		3,178,441
*	Schwab Stable Value Fund	Common/Collective Trust		4,624,608
*	Schwab U.S. Treasury Money Market Fund	Money Market		396
*	Loans to Participants (1)			493,656
*	SMSC Common Stock	Common Stock	11,006,221	16,708,341
				52,737,024

* Parties-in-interest

** Cost omitted for participant directed funds, cost is not required for participant directed investments

Note (1): Various loans with interest rates ranging from 5.00% to 9.25% maturing February 20, 2007 through August 26, 2035.

SMSC 401(k) Savings Plan
PLAN # : 001 EIN # : 11-2234952
SCHEDULE H – Line 4(j)
Schedule of Reportable Transactions

Year Ended December 31, 2006

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Standard Microsystems	SMSC Common Stock	2,547,336				2,547,336	2,547,336	-
Standard Microsystems	SMSC Common Stock		2,201,810			2,186,423	2,201,810	15,387
Charles Schwab	Schwab US Treasury Money Market Fund	2,156,040				2,156,040	2,156,040	-
Charles Schwab	Schwab US Treasury Money Market Fund		2,155,873			2,155,873	2,155,873	-

Note: For the purpose of this schedule, the reportable transactions include transactions that would be identified as category (iii) transactions – a series of transactions in the same security in excess of 5% of the current value of Plan assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMSC 401(K) SAVINGS PLAN

By: ______________________________
Joseph Durko
Vice President, Controller, and Chief Accounting Officer
Standard Microsystems Corporation

June 22, 2007

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 2-78324 on Form S-8 of Standard Microsystems Corporation of our report dated June 22, 2007 , appearing in this Annual Report on Form 11-K of SMSC 401(k) Savings Plan for the year ended December 31, 2006.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
June 22, 2007

END